UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report: October 14, 2020

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 S. Broadway, Suite 600
Los Angeles, CA	90013
(Address of principal executive offices	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On October 14, 2020, Denim.LA, Inc., a Delaware corporation (the “Company”), entered into a Membership Interest Purchase Agreement (the “Agreement”) with D. Jones Tailored Collection, Ltd., a Texas limited partnership (“Seller”), to acquire all of the outstanding membership interests of Harper & Jones LLC (“H&J”) concurrent with the closing of an initial public offering by the Company (the “Transaction”). Pursuant to the Agreement, Seller, as the holder of all of the outstanding membership interests of H&J, will exchange all of such membership interests for a number of common stock of the Company equal to the lesser of (i) $9.1 million at a per share price equal to the initial public offering price of the Company’s shares offered pursuant to its initial public offering or (ii) the number of Subject Acquisition Shares; “Subject Acquisition Shares” means the percentage of the aggregate number of shares of the Company’s common stock issued pursuant to the Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value. “Subject Seller Dollar Value” means $9.1 million. “Total Dollar Value” means the sum of Existing Holders Dollar Value plus the Bailey Holders Dollar Value plus the aggregate dollar value with respect to all other acquisitions to be completed by the Company concurrently with its initial public offering (including the Subject Seller Dollar Value). “Existing Holders Dollar Value” means $40.0 million. “Bailey Holders Dollar Value” means $11.0 million. In addition, the Company will pay Seller a $500,000 cash payment that will be allocated towards H&J’s debt outstanding immediately prior to the closing of the Transaction. Thirty percent of the shares of the Company issued to Seller at the closing will be issued into escrow to cover possible indemnification obligations of Seller and post-closing adjustments under the Agreement.

If, at the one year anniversary of the closing date of the Company’s initial public offering, the product of the number of shares of the Company’s common stock issued at the closing of the Transaction multiplied by the average closing price per share of the shares of the Company’s common stock as quoted on the NYSE American for the thirty (30) day trading period immediately preceding such date plus Sold Buyer Shares Gross Proceeds does not exceed the sum of $9.1 million less the value of any shares of the Company’s common stock cancelled further to any indemnification claims made against Seller or post-closing adjustments under the Agreement, then the Company shall issue to Seller an additional aggregate number of shares of the Company’s common stock equal to the valuation shortfall at a per share price equal to the then closing price per share of the Company’s common stock as quoted on the NYSE American (collectively, the “Valuation Shortfall”).

Concurrently, the Company will cause a number of shares of the Company’s common stock or common stock equivalents held by certain of its affiliated stockholders prior to the closing of the Transaction to be cancelled in an equivalent Dollar amount as the Valuation Shortfall on a pro rata basis in proportion to the number of shares of the Company’s common stock or common stock equivalents held by each of them. “Sold Buyer Shares Gross Proceeds” means the aggregate gross proceeds received by Seller from sales of Sold Buyer Shares within the period that is one (1) year from the Closing Date. “Sold Buyer Shares” means shares of the Company’s common stock issued to Seller further to the Transaction and which are sold by Seller within the period that is one (1) year from the closing of the Transaction.

The obligations of each party to consummate the transactions contemplated by the Agreement are predicate on the closing of the initial public offering on or before December 31, 2020. Should the initial public offering not occur by that date, either the Company or Seller may terminate the Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim L.A., Inc.

By:	/s/ John “Hil” Davis

Hil Davis, Chief Executive Officer of Denim L.A., Inc.
Date: November 18, 2020

Exhibit Index

Exhibit No.	Description
6.1	Membership Interest Purchase Agreement dated as of October 14, 2020 by and between D. Jones Tailored Collection, Ltd., on the one hand, and Denim.LA, Inc., on the other hand. (Schedules and exhibits have been omitted. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.)